June 6, 2016

Via EDGAR

Sonia Barros, Assistant Director

Sandra Hunter, Attorney Advisor

Office of Real Estate & Commodities – AD 8

U.S. Securities and Exchange Commission

100 F Street, NE, Mail Stop 3233

Washington, DC 20549

Re:	Redwood Mortgage Investors IX, LLC
Registration Statement on Form S-11
Filed December 2, 2015, as amended
File No. 333-208315

Dear Ms. Barros:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Redwood Mortgage Investors IX, LLC (the “Company”) hereby requests effectiveness of the above-referenced registration statement (the “Filing”) at 4:30 p.m. Washington, DC time on June 6, 2016 or as soon as practicable thereafter.

The Company acknowledges that:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Lynne T. Hirata, Esq. of Orrick, Herrington & Sutcliffe LLP at 415-773-5511.

Redwood Mortgage Investors IX, LLC

By:	Redwood Mortgage Corp., its Manager

By:	/s/ Michael R. Burwell
Michael R. Burwell
President, Secretary and Treasurer